SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of May, 2006
HDFC BANK LIMITED
(Translation of registrant’s name into English)
‘HDFC Bank House’, Senapati Bapat Marg,
Lower Parel (West), Mumbai 400 013, India
(Address of principal executive offices)
Indicate by check mark whether the registrant
files or will file annual reports under cover of
Form 20-F or Form 40-F

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by
furnishing the information contained in this Form is
also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities and Exchange Act of 1934

Yes ☐	No ☑

SIGNATURES
EXHIBIT INDEX
EX-1 CHAIRMAN'S SPEECH
EX-2 SUMMARY OF BUSINESSES TRANSACTED

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30th May, 2006	HDFC BANK LIMITED
	By:	/s/ VINOD YENNEMADI
		Name:	Vinod Yennemadi
		Title:	Country Head- Finance, Taxation, Administration and Secretarial

EXHIBIT INDEX
     The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.
Exhibit I
Description
Chairman’s speech delivered at the Twelfth Annual General Meeting of HDFC Bank Limited held on Tuesday, 30th May, 2006 at 3.30 p.m. at Birla Matushri Sabhagar, 19, New Marine Lines, Mumbai — 400 020.
Exhibit II
Description
Summary of businesses transacted at the Twelfth Annual General Meeting of HDFC Bank Limited held on Tuesday, 30th May, 2006 at 3.30 p.m. at Birla Matushri Sabhagar, 19, New Marine Lines, Mumbai — 400 020